SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: January, 2013	Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

44 King Street West, Scotia Plaza 9th floor, Toronto, Ontario, M5H 1H1

(416) 866-4269

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be incorporated by reference in The Bank of Nova Scotia’s registration statements on Form S-8 (File No. 333-177640) and Form F-3 (File No. 333-185049) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The Bank of Nova Scotia – 2012 Annual Report

The Form 6-K filed by The Bank of Nova Scotia on January 15, 2013 with the 2012 Amended Annual Report was filed with the French version of the consolidated financial statements. The 2012 Amended Annual Report attached to this Form 6-K includes the English version of the consolidated financial statements.

The 2012 Annual Report for The Bank of Nova Scotia filed on December 7, 2012 has been amended to address incorrect/omitted labels on page 11. The “2012 Net income by business line” headline on page 11 has been replaced with “2012 Revenue and net income by business line.” Also, the pie charts below the header have been labelled as “Revenue,” and the business line net income information labelled as “Net income”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: January 17, 2013	By:	/s/ Maria Theofilaktidis
Name: Maria Theofilaktidis
Title: Senior Vice-President and Chief Accountant

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	2012 Amended Annual Report